Exhibit 99.1
Corporate Communications

CNH Industrial Q1 2014: Corporate Calendar

Basildon, May 7, 2014

CNH Industrial announces that its results for the first quarter of 2014 will be made public tomorrow, on May 8th. The updated 2014 corporate calendar is available on the corporate website (www.cnhindustrial.com).

Details for accessing the live audio webcast presentation of the Q1 2014 results will be announced at a later time. The presentation will take place during the course of the Investor Day, which is also scheduled for tomorrow.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom